UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 26 May 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market release: Telecom completes first stage of major reengineering programme

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 26 May 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

Market Release

26 May 2014

TELECOM COMPLETES FIRST STAGE OF MAJOR REENGINEERING PROGRAMME

Telecom announced today it has successfully implemented over the last week the first stage of its programme to reengineer and update key customer service IT platforms.

Telecom Chief Executive, Simon Moutter, said, “This major IT reengineering programme has been nearly two years in the making and has been completed on-time and on-budget, with only minor post-implementation corrections now required.

“The reengineering programme is a significant driver of our long-term strategy. It heralds a profound change for the business by bringing the customer rather than the copper wire connection to the centre of our IT systems architecture for the first time in our 100 year history. “The first stage of reengineering has delivered major improvements to our foundation system capabilities and to our prepaid mobile customer systems, as well as to some customer facing systems including a brand new website. The foundation capabilities, including the introduction of a best-in-class CRM, provide a solid platform for future stages in the programme. “This first stage implementation, costing around $70 million to date, affected more than 120 major IT systems and took more than 430 person years of work to deliver. Implementation over the weekend of 17 and 18 May went very smoothly, albeit switching on the new systems had to be delayed by 12 hours when last Monday, as Murphy’s Law would have it, we experienced an unrelated hardware fault on our internal IT network.” Successive stages will expand to post-paid mobile and broadband and will continue to improve the customer experience and provide for more efficient customer service operations. The next major stage of the reengineering programme is due to be completed in the FY15 financial year, with the emphasis on post-paid mobile and building on the foundation laid in the first stage. Mr Moutter added, “In addition to our good progress in reengineering, we are encouraged by improving operating momentum in Telecom Retail and the continued repositioning of Gen-i towards Cloud services, mobility and managed ICT.

“The change of our name and core brand to Spark, scheduled to take place in August, is also on-track. Changing our name is an exciting next step in our strategy. It reflects the enormous change that has already occurred and provides a catalyst to a new approach for our business.

“We’ve evolved to a company that is leaner, faster and bolder – all necessary to win in a dynamic and competitive digital services market where earning customer preference is everything. “We are well on track to meet our FY14 guidance. Our full year guidance for adjusted EBITDA from continuing operations remains unchanged at $925 million to $945 million, excluding the one-off AAPT sale proceeds and rebranding costs. As noted at the half year, our intention is to pay a minimum dividend of 16 cps for the FY14 year.”

- ENDS –

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

For media queries, please contact: Richard Llewellyn Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact: Mark Laing General Manager Corporate Finance +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand